CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED FEBRUARY 28, 2011, 2010 AND 2009

(Expressed in Canadian Dollar)

Management’s Responsibility for Financial Reporting

To the Shareholders and Directors of Rockwell Diamonds Inc.

The accompanying consolidated financial statements, the notes thereto and other financial information contained in the Annual Report of Rockwell Diamonds Inc. ("the Company") have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the management of the Company. The financial information presented elsewhere in the Annual Report is consistent with the data that is contained in the consolidated financial statements. The consolidated financial statements, where necessary, include amounts which are based on the best estimates and judgments of management.

In order to discharge management’s responsibility for the integrity of the financial statements, the Company maintains a system of internal accounting controls. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with management’s authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well-defined areas of responsibility. The system of internal controls is further supported by a compliance function, which is designed to ensure that we and our employees comply with securities legislation and conflict of interest rules.

The Board of Directors is responsible for overseeing management’s performance and the fulfilment of its responsibilities for financial reporting and internal control. The Audit Committee, which is composed of two non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The Audit Committee satisfies itself that each party is properly discharging its responsibilities, reviews the quarterly and annual consolidated financial statements and any reports by the external auditors and recommends the appointment of the external auditors for review by the Board of Directors and approval by the Shareholders. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and review financial reporting issues.

The consolidated financial statements have been audited by KPMG Inc, the independent registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards.

/s/ Dr. Mark Bristow	/s/ Gerhard Jacobs

Dr. Mark Bristow	Gerhard Jacobs
Director, Acting Chief Executive Officer	Chief Financial Officer
May 30, 2011	May 30, 2011

KPMG

KPMG Inc
KPMG Crescent
85 Empire Road, Parktown, 2193
Private Bag 9, Parkview, 2122, South Africa

Telephone +27 (11) 647 7111
Fax +27 (11) 647 8000
Docex 472 Johannesburg
Internet http://www.kpmg.co.za/

Independent Auditor's Report

To the Shareholders of Rockwell Diamonds Inc.

We have audited the accompanying consolidated financial statements of Rockwell Diamonds Inc, which comprise the consolidated balance sheets as at February 28, 2011 and 2010, and the consolidated statements of operations and comprehensive loss, accumulated comprehensive loss and deficit, shareholders' equity and cash flows for each of the years in the three-year period ended February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rockwell Diamonds Inc. as at February 28, 2011 and 2010, and its consolidated results of operations and its consolidated cash flows for each of the years in the three-year period ended February 28, 2011 in accordance with Canadian generally accepted accounting principles.

KPMG Inc.
Registered Auditors
KPMG Inc.
Johannesburg South Africa
May 25, 2011

KPMG Inc is a company incorporated under the South African Companies Act and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG Inc is a Registered Auditor, in public practice, in terms of the Auditing Profession Act, 26 of 2005.

Registration number 1999/021543/21

Policy Board:
Chief Executive: RM Kgosana
Executive Directors: TH Bashall*, DC Duffield, A Hari, TH Hoole, FB Leith, JS McIntosh, AM Mokgabudi, D van Heerden
Other Directors: LP Fourie, T Fubu, A Jaffer, E Magondo, CM Read, Y Suleman (Chairman of the Board), A Thunström, JM Vice

The company's principal place of business is at KPMG Crescent, 85 Empire Road, Parktown, where a list of the directors' names is available for inspection.
* British citizen

ROCKWELL DIAMONDS INC.
Consolidated Balance Sheets
(Expressed in Canadian Dollar)

	February 28, 2011	February 28, 2010
ASSETS

Current assets
Cash and cash equivalents (note 5)	$4,771,124	$2,512,610
Accounts receivable (note 5)	4,743,034	6,260,717
Restricted cash (note 5, 18)	–	4,946
Trade receivable from a related party (note 15)	92,398	46,108
Inventories (note 6)	2,628,090	2,976,058
Taxes receivable	540,956	–
Prepayments	82,808	75,275
	12,858,410	11,875,714
Non-current assets
Property, plant and equipment (note 7)	62,828,438	58,790,736
Mineral property interests (note 8)	29,565,304	30,850,998
Investment in associate (note 12)	129,660	–
Other assets and deposits (note 11)	2,042,291	827,871
Reclamation deposits (note 5, 10)	2,759,611	2,898,067
	97,325,304	93,367,672

	$110,183,714	$105,243,386

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank indebtedness (note 18)	$1,787,479	$698,015
Accounts payable and accrued liabilities (note 5)	6,373,382	6,458,751
Due to related parties (note 5, 15)	72,064	641,323
Taxes payable	245,228	583,194
Current portion of capital lease obligations (note 5, 9)	142,630	3,196,189
	8,620,783	11,577,472

Non-current liabilities
Capital lease obligations (note 5, 9)	–	140,332
Due to related parties (note 5, 15)	424,572	414,566
Future income taxes (note 16)	14,118,000	11,545,000
Reclamation obligation (note 10)	3,814,638	3,722,984
	18,357,210	15,822,882

Non-controlling interest	647,407	648,941

Shareholders' equity
Share capital (note 13)	135,989,508	127,999,040
Contributed surplus	7,079,937	6,195,051
Accumulated other comprehensive loss	(6,363,878)	(7,979,683)
Deficit	(54,147,253)	(49,020,317)
	82,558,314	77,194,091
Continuance of operations and going concern (note 1)
Contingencies (notes 19)
Subsequent events (note 20)

	$110,183,714	$105,243,386

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ David James Copeland	/s/ Dr. Mark Bristow

David James Copeland	Dr. Mark Bristow
Director	Director

ROCKWELL DIAMONDS INC.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollar)

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 28,
	2011	2010	2009

Revenue
Rough diamond sales	$42,507,747	$29,776,933	$34,330,078

Cost of sales
Cost of rough diamond sales	(28,079,696)	(23,790,340)	(25,113,363)
Amortization and depletion	(10,407,037)	(9,545,727)	(11,287,197)
Operating profit (loss)	4,021,014	(3,559,134)	(2,070,482)

Expenses
Net reclamation obligation recognised (utilized) (note 10)	1,809	(394,409)	1,072,389
Exploration	49,184	97,805	498,739
Foreign exchange loss (gain)	1,381	483,902	(350,485)
Interest on capital lease obligations	119,286	969,530	1,592,001
Interest expense	329,717	576,272	3,009,680
Legal, accounting and audit	1,211,186	1,389,272	1,863,261
Office and administration	3,615,436	3,411,990	3,489,460
Shareholder communications	185,490	506,482	453,489
Stock-based compensation (note 13(b))	884,886	335,358	1,834,422
Travel and conferences	433,636	194,544	605,812
Transfer agent	99,416	246,866	250,878
	6,931,427	7,817,612	14,319,646
Other items
Write-off of receivables	–	167,414	291,063
Fair value adjustment to investments held (note 11 (a))	31,920	–	–
Loss on disposal of equipment	296,510	36,720	364,918
Write-down or loss on disposal of mineral property (note 8(c))	–	657,634	203,339
Other Income	(193,157)	(513,338)	(303,399)
Interest income	(101,953)	(466,688)	(2,672,021)
Share of profit from equity accounted investment (note 12)	(34,396)	–	–
Write-down of property, plant and equipment (note 7)	284,696	23,862	2,590,958
	283,620	(94,396)	474,858

Loss before income taxes	3,194,033	11,282,350	16,864,986
Current income tax expense (note 16)	–	18,946	7,000
Future income tax (recovery) expense (note 16)	2,021,000	(2,645,000)	(3,347,000)
Loss before non-controlling interest	5,215,033	8,656,296	13,524,986
Non-controlling interest	(88,097)	(1,618,603)	(549,024)
Loss for the year	5,126,936	7,037,693	12,975,962
Other comprehensive loss (income)	(1,615,805)	(5,429,700)	13,409,383
Total comprehensive loss	$3,511,131	$1,607,993	$26,385,345

Basic and diluted loss per common share	$0.01	$0.03	$0.05

Weighted average number of common shares outstanding	518,185,238	267,164,309	237,924,152

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Accumulated Comprehensive Loss and Deficit
(Expressed in Canadian Dollar)

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 28,
	2011	2010	2009

Accumulated other comprehensive loss
Balance at beginning of the year	$(7,979,683)	$(13,409,383)	$–
Comprehensive income (loss) on currency translation of self-sustaining operations	1,615,805	5,429,700	(13,409,383)
Balance at end of the year	$(6,363,878)	$(7,979,683)	$(13,409,383)

Deficit
Balance at beginning of the year	$(49,020,317)	$(41,982,624)	$(29,006,662)
Loss for the year	(5,126,936)	(7,037,693)	(12,975,962)
Balance at end of the year	$(54,147,253)	$(49,020,317)	$(41,982,624)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian Dollar unless oherwise stated)

	Year ended February 28,		Year ended February 28,		Year ended February 28,
		2011		2010		2009

Share capital	Number of shares		Number of shares		Number of shares
Balance at beginning of the year	370,843,069	$127,999,040	238,041,569	$119,952,532	223,755,854	$112,095,390
Consideration for additional interest of operating mines net of issue cost at $0.55 per share (note 13(c))	–	–	–	–	14,285,715	7,857,142
Share purchase options exercised at $0.62 per share	–	–	1,500	929	–	–
Fair value of stock options allocated to shares issued on exercise	–	–	–	808	–	–
Private placement fourth quarter, net of issue costs at $0.065 per share (note 13(d))	–	–	132,800,000	8,044,771	–	–
Rights offering at subscription price of $0.05 per share (note 13(e))	92,710,767	4,583,644	–	–	–	–
Private placement, net of issue costs at $0.065 per share (note 13(f))	54,631,402	3,406,824	–	–	–	–

Balance at end of the year	518,185,238	$135,989,508	370,843,069	$127,999,040	238,041,569	$119,952,532

Warrants
Balance at beginning of the year		$–		$1,693,197		$1,693,197
Expired broker warrants		–		(1,693,197)		–
Balance at end of the year		$–		$-		$1,693,197

Contibuted surplus
Balance at beginning of the year		$6,195,051		$4,167,304		$2,332,882
Stock-based compensation (note 13(b))		884,886		335,358		1,834,422
Expired broker warrants		–		1,693,197		–
Fair value of stock options allocated to shares issued on exercise		–		(808)		–
Balance at end of the year		$7,079,937		$6,195,051		$4,167,304

Accumulated other comprehensive loss
Balance at beginning of the year		$(7,979,683)		$(13,409,383)		$–
Comprehensive income (loss) on currency translation of self-sustaining operations		1,615,805		5,429,700		(13,409,383)
Balance at end of the year		$(6,363,878)		$(7,979,683)		$(13,409,383)

Deficit
Balance at beginning of the year		$(49,020,317)		$(41,982,624)		$(29,006,662)
Loss for the year		(5,126,936)		(7,037,693)		(12,975,962)
Balance at end of the year		$(54,147,253)		$(49,020,317)		$(41,982,624)

TOTAL SHAREHOLDERS' EQUITY		$82,558,314		$77,194,091		$70,421,026

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollar)

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 28,
Cash provided by (used in):	2011	2010	2009

Operating activities
Loss for the year	$(5,126,936)	$(7,037,693)	$(12,975,962)
Items not affecting cash
Net reclamation obligation recognised (utilized) (note 10)	1,809	(394,409)	1,072,389
Amortization and depletion	10,247,569	6,235,261	8,347,837
Amortization of capital lease equipment	159,468	3,310,466	2,939,360
Write-down of rough diamond inventories and mine supplies (note 6)	899,034	1,380,538	–
Write-down of assets	284,696	23,862	2,590,958
Diamond sale price adjustment	–	1,515,099	–
Write-off of accounts receivable	–	167,414	291,063
Share of profit from equity accounted investment (note 12)	(34,396)	–	–
Stock-based compensation (note 13(b))	884,886	335,358	1,834,422
Write-down or loss on disposal of equipment and mineral properties	296,510	694,354	364,918
Future income tax expense (recovery)	2,021,000	(2,645,000)	(3,347,000)
Unrealized foreign exchange (gain) loss	(73,408)	198,448	(768,117)
Fair value adjustment to investments held (note 11 (a))	31,920	–	–
Non-controlling interest	(88,097)	(1,618,603)	(549,024)
Changes in non-cash working capital items
Accounts receivable	1,680,272	(3,762,497)	(790,642)
Amounts due to and from related parties	(634,248)	3,107	(2,369,910)
Inventories	(476,349)	(320,530)	(123,266)
Prepayments	5,755	(8,571)	885,083
Accounts payable and accrued liabilities	(242,916)	1,685,554	411,826
Taxes payable	(899,141)	127,148	(434,286)
Cash provided by (used in) operating activities	8,937,428	(110,694)	(2,620,351)

Investing activities
Acquisition of Saxendrift Mines (Pty) Limited	–	–	(10,652,026)
Amounts paid pursuant to acquisition	–	–	(294,402)
Restricted cash	4,946	2,949,919	10,636,405
Investment in Associate	(95,690)	–	–
Purchase of equipment and mineral properties	(11,636,472)	(2,696,965)	(12,687,176)
Proceeds received on disposal of equipment	301,518	380,037	310,944
Other assets and deposits	(1,234,575)	(685,817)	3,060,972
Reclamation deposits	209,837	(21,968)	(842,765)
Cash used in investing activities	(12,450,436)	(74,794)	(10,468,048)

Financing activities
Principal repayments under capital lease obligations	(3,298,941)	(6,175,065)	(6,078,521)
Common shares and warrants issued for cash, net of issue costs	7,990,468	8,045,700	–
Repayment of credit facility	–	(3,170,344)	–
Drawdown of credit facility	1,079,995	–	3,540,880
Cash provided by (used in) financing activities	5,771,522	(1,299,709)	(2,537,641)

Increase (decrease) in cash and cash equivalents during the year	2,258,514	(1,485,197)	(15,626,040)

Cash and cash equivalents, beginning of year	2,512,610	3,997,807	19,623,847

Cash and cash equivalents, end of year	$4,771,124	$2,512,610	$3,997,807

Interest paid on facilities during the year	$329,717	$576,272	$3,009,680
Interest paid on capital leases	119,286	969,530	1,592,001
Interest received	101,953	466,688	2,672,021
Income taxes paid during the year	–	–	434,511

Supplemental disclosure of non-cash investing and financing activities:
Issuance of commons shares as consideration for acquisition of property (note 8(b))	–	–	7,857,143
Fair value of stock options allocated to shares issued upon exercise	–	808	–

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

1.	CONTINUANCE OF OPERATIONS AND GOING CONCERN

Rockwell Diamonds Inc. (“Rockwell” or the “Company”) is incorporated under the British Columbia Business Corporations Act (formerly the Company Act of British Columbia), and is engaged in the business of diamond production and the acquisition and exploration of natural resource properties. The Company’s principal mineral property interests are located in South Africa.

The accompanying consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles (''Canadian GAAP''). The going concern basis of presentation assumes that Rockwell will continue in operation for the foreseeable future and will be able to realise its assets and discharge its liabilities and commitments in the normal course of business.

For the year ended February 28, 2011, the Company incurred consolidated losses of $5.1 million and has incurred accumulated losses to date of $54.1 million

In fiscal 2011, diamond prices have increased gradually from US$1,010 for fiscal 2010 to US$1,365 for the year ending February 28, 2011, with an average fourth quarter sales value of US$1,430.

At February 28, 2011, the Company’s current assets exceeded its current liabilities by $4.2 million and the Company’s total assets exceeded its total liabilities by $83.2 million. The Company has forecasted its cash flows for the fiscal years 2012 and 2013 and these forecasts indicate that the Company will continue as a going concern. The forecasts assume the plant operating at 85% of capacity, prices remaining at current levels and the South African Rand remaining at current levels relative to the United States and Canadian Dollar.

On the performance of the last two quarters, the operations made a positive contribution towards the cashflow. This is not sufficient to fund to planned capital projects at Wouterspan and Tirisano. These expansion projects will be funded by means of a planned private placement.

Based on the Company’s cash resources and the above forecasts, the Company has sufficient working capital and reserves to maintain operations. Accordingly, the financial statements have been prepared on the basis of accounting policies applicable to a going concern. Future events beyond the Company’s control may change the Company’s ability to continue as a going concern. If the going concern concept was no longer appropriate, significant adjustments would be required to the carrying value of assets and liabilities and would be recorded at that time.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of the Company, its subsidiaries, equity accounted associate and its variable interest entities where the Company has been determined to be the primary beneficiary. All significant intercompany balances and transactions have been eliminated upon consolidation.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a) Revenue recognition

Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, the significant risks and rewards of ownership of the diamonds have been transferred to the customer, the Company’s price to the customer is fixed or determinable and collection of the resulting receivable is reasonably assured. Significant risks and rewards of ownership of the diamonds normally transfer at the moment the sales tender has been awarded and finalized.

(b) Inventories

Rough diamond inventories are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs.

Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied.

Previous write-downs are reversed to the lower of cost and net realizable value when there is a subsequent increase in the value of inventories.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated amortization and accumulated impairment losses. Assets are amortized on a straight-line method over the estimated useful lives of the related assets, which are as follows:

Buildings	12 years
Processing plant and equipment	4 – 10 years
Processing plant and equipment under capital lease obligation	5 – 8 years
Office equipment	6 years
Vehicles and light equipment	5 years

Land is not amortized.

Repairs and maintenance expenditures are charged to operations as incurred. Significant improvements and major replacements which extend the useful life of the asset are capitalized as incurred.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

(d) Mineral property interests

The amount presented for mineral property interests represents costs incurred to date and accumulated acquisition costs, less accumulated depletion and accumulated impairment losses. This does not necessarily reflect present or future values.

The acquisition costs of mineral properties are capitalized until the property is placed into production, sold, or abandoned, or when management has determined that there has been an impairment in value. Such acquisition costs are amortized over the estimated life of the property, based on the unit of production method, or written off to operations if the property is abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company. Under the unit of production method, the yearly depreciation charge is calculated by dividing the actual resources mined into the estimated resources at the beginning of the year and then multiplying the resulting fraction by the net carrying value of the related assets. Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future diamond prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources which, in turn, could have a material effect on the carrying value of mineral properties. The unit of production method results in a systematic and rational allocation of the cost of the mineral property interests over the year the resources are utilized.

Mineral property acquisition costs are measured at the cash consideration paid and the fair market value of common shares issued for acquiring the mineral property interest. The fair value of the consideration paid through shares is determined based on the trading price of these shares on the effective date of the acquisition transaction.

Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Exploration expenditures incurred subsequent to the mining operations which do not increase production or extend the life of operations are expensed in the year incurred. All administrative expenditures that do not directly relate to specific exploration and development activities on mineral properties are expensed in the year incurred.

An impairment review of mineral property interests is carried out when there is an indication that these may be impaired by comparing the carrying amount of the interest to its estimated recoverable amount. Where the recoverable amount is less than the carrying amount an impairment charge is included in expenses in order to reduce the carrying amount of mineral property interest to its recoverable amount.

(e) Financial instruments

All financial instruments, including derivatives, are included on the Company’s balance sheet and measured either at fair value or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income (loss), depending on the classification of the related instruments.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

  Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current year net earnings (loss).

  Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in net earnings (loss) or if an impairment is determined to be other than temporary.

  Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the year in which they arise.

  All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in net earnings (loss) in the year in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case unrealized gains and losses are recognized in other comprehensive income (loss) until realized.

In accordance with these policies, the Company has classified its financial instruments as follows:

  Cash and cash equivalents, restricted cash and bank indebtedness are classified as held-for-trading financial instruments and are measured at fair value. Cash and cash equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

  Accounts receivable and trade receivable from a related party are classified as loans and receivables and are measured at fair value and subsequently measured at amortized cost.

  Accounts payable and accrued liabilities, capital lease obligations, amounts owing pursuant to acquisition and balances payable to related parties are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

  Reclamation deposits invested in interest bearing money market linked investments are classified as available-for-sale assets and are carried at fair market value, with the unrealized gain or loss recorded in shareholders’ equity as a component of other comprehensive income (loss).

The Company also discloses quantitative and qualitative information that enable users to evaluate the significance of financial instruments on the Company’s financial performance, and the nature and extent of risks arising from financial instruments to which the Company is exposed during the year and at the balance sheet date. In addition, the Company discloses management’s objectives, policies and procedures for managing these risks. These disclosures are presented in note 5.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

(f) Site closure and reclamation obligations

The Company recognizes any statutory, contractual or other legal obligation related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made.

These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent years, the liability is adjusted for the accretion of the discount and any changes in the amount or timing of the underlying future cash flows. The asset retirement cost is amortized to operations over the life of the asset. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. In the event the required decrease in the asset retirement cost is in excess of the carrying value, the excess amount is recorded as a change in estimate in the statement of operations.

Where the obligation is operational in nature and does not give rise to future economic benefit, the capitalized cost is amortized in the year incurred. Upon settlement of the liability, a gain or loss will be recorded if the actual cost incurred is different from the liability recorded.

Adjustments to environmental and ongoing site reclamation expenditure at operating mines are charged to operations in the year in which they occur.

(g) Impairment of long-lived assets

Long-lived assets, including mineral properties, property, plant and equipment, are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If an indicator for impairment was identified, the Company considers whether the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. In that event, the asset must be written down to its fair value (present value of future cash flows) and an impairment loss is recorded in earnings. Net estimated future cash flows from each long-lived asset are calculated based on anticipated future production, estimated diamond prices, operating costs, capital expenditures and site restoration expenses. The Company will determine fair value from recent transactions involving sales of similar long-lived assets, if deemed more appropriate in the circumstances. Management’s estimate of future cash flows is subject to risk and uncertainties and it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Company’s long-lived assets and may have a material effect on the Company’s results of operations and financial position.

Previously recognized impairment losses are not reversed if the recoverable amount subsequently increases.

Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

(h) Variable interest entities

Variable interest entities (“VIE’s”) are entities in which equity investors do not have a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties. The Company consolidates the accounts of VIE’s where it has been determined that the Company is the primary beneficiary, defined as the party that receives the majority of the expected residual returns and/or absorbs the majority of the entity’s expected losses.

(i) Foreign currency translation

The Company classifies its foreign operations as self-sustaining operations. Self-sustaining operations are foreign operations that are financially and operationally independent of the reporting enterprise such that the exposure to exchange rate changes is limited to the reporting enterprise's net investment in the foreign operation and which have a functional currency different from the entity. Assets and liabilities of self-sustaining operations are translated into the reporting currency at the exchange rate in effect at the balance sheet date. Revenue and expense items (including depreciation and amortization) are translated into the reporting currency at the exchange rate in effect on the dates on which such items are recognized in income during the year or appropriate average rates.

For self-sustaining operations exchange gains or losses arising on the translation from its functional currency to the reporting currency are presumed not to have a direct effect on the activities of the reporting enterprise and are incorporated in the financial statements of the reporting enterprise as a separate component of shareholders’ equity. The Company’s reporting currency is the Canadian Dollar.

(j) Share capital

The Company records proceeds from share issuances net of issue costs. Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the Toronto Stock Exchange (“TSX”) on the date of issue.

(k) Stock-based compensation

The Company has a share option plan which is described in note 13. The Company accounts for all stock-based payments under the fair value based method.

Under the fair value based method, equity settled stock-based payments are measured at the fair value of the option on grant date. Compensation costs are charged to operations on a straight-line basis over the relevant vesting period. The counterpart is recognized in contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related amount of contributed surplus is transferred to share capital.

(l) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

Future income tax assets also result from unused tax losses carried forward, resource-related pools and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

(m) Loss per share

Basic income (loss) per share is calculated by dividing the net earnings (loss) for the year by the weighted average number of common shares outstanding during the year.

Diluted income (loss) per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income (loss) per share assumes that the proceeds receivable upon exercise of dilutive stock –based compensation and warrants are used to repurchase common shares at the average market price during the year.

Diluted loss per share has not been presented separately as the effect of outstanding options and warrants would be anti-dilutive for all years presented.

(n) Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting year. Significant areas requiring the use of management estimates relate to the impairment of long-lived assets, rates for depletion and amortization, determination of reclamation obligations and the assumptions used in determining stock-based compensation expense. Actual results could differ from those estimates.

(o) Comparative figures

Prior years’ comparative figures have been reclassified to conform to the financial statement presentation in the current year.

(p) Investments in Associates

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The investment in an associate is accounted for under the equity method, where the investment is initially recognised at cost and adjusted for the Company’s share of the changes in the net assets of the investee after the date of acquisition, and for any impairment in value which includes access to mineral rights identified on acquisition. If the Company’s share of losses of an associate exceeds its interest in the associate, the Company discontinues recognising its share of further losses. Unrealised gains and losses on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES

Accounting Policies Not Yet Adopted

(a) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be March 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

(b) Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB issued CICA Sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which superceded current Sections 1581, Business Combinations and 1600, Consolidated Financial Statements. These new Sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently.

5.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Capital Management

As at February 28, 2010, the Company is not subject to externally imposed capital requirements other than its restricted cash and its overdraft facility. Refer to note 18.

At February 28, 2011, of the $4,771,124 (February 28, 2010 – $2,512,610) cash and cash equivalents held by the Company, $1,976,678 (February 28, 2010 – $1,376,073) were held in South African Rand (“ZAR”), $2,785,215 (February 28, 2010 – $1,125,905) in Canadian Dollar and $9,231 (February 28, 2010 – $10,632) in United States Dollar. Cash and cash equivalents exclude cash subject to restrictions. Refer to note 18.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

There were no changes to the Company’s approach to capital management during the year ended February 28, 2011 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2012 as disclosed in note 1.

(b) Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. When determining the fair value of financial assets and liabilities the Company considers its own credit risk as well as the credit risk of its counterparties. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

It is not practicable to determine the fair value of amounts due to and from related parties because of the related party nature of such amounts and the absence of a secondary market for such instruments.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

	As at	As at	As at	As at
	February 28,	February 28,	February 28,	February 28,
	2011	2011	2010	2010
Assets carried at fair value	Carrying	Fair value	Carrying	Fair value
	amount		amount
Cash and equivalents	$4,771,124	$4,771,124	$2,512,610	$2,512,610
Restricted cash	–	–	4,946	4,946
Reclamation deposits	2,759,611	2,759,611	2,898,067	2,898,067
	$7,530,735	$7,530,735	$5,415,623	$5,415,623

Assets carried at amortized cost

Accounts receivable	$4,743,034	$4,743,034	$6,260,717	$6,260,717

Liabilities carried at fair value
Bank indebtedness	$1,787,479	$1,787,479	$698,015	$698,015

Liabilities carried at amortized cost
Accounts payable and accrued liabilities	$6,373,382	$6,373,382	$6,458,751	$6,458,751
Capital lease obligations	142,630	142,630	3,336,521	3,336,521
	$6,516,012	$6,516,012	$9,795,272	$9,795,272

The following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at February 28, 2011:

	Financial assets at fair value
				February 28,
	Level 1	Level 2	Level 3	2011

Cash and equivalents	$4,771,124	$–	$–	$4,771,124
Restricted cash	–	–	–	–
Reclamation deposits	2,759,611	–	–	2,759,611
	$7,530,735	$–	$–	$7,530,735

	Financial liabilities at fair value
				February 28,
	Level 1	Level 2	Level 3	2011

Bank indebtedness	$1,787,479	$–	$–	$1,787,479

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The following table illustrates the classification of the Company’s financial instruments recorded at fair value within the fair value hierarchy as at February 28, 2010:

	Financial assets at fair value
				February 28,
	Level 1	Level 2	Level 3	2010

Cash and equivalents	$2,512,610	$–	$–	$2,512,610
Restricted cash	4,946	–	–	4,946
Reclamation deposits	2,898,067	–	–	2,898,067
	$5,415,623	$–	$–	$5,415,623

	Financial liabilities at fair value
				February 28,
	Level 1	Level 2	Level 3	2010

Bank Indebtedness	$698,015	$–	$–	$698,015

The carrying amounts of the Company's other financial instruments approximate their fair values.

(c) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying values of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represents the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The aging of receivables at the reporting date was:

	February 28, 2011		February 28, 2010
	Gross 2011	Impairment	Gross	Impairment
		2011	2010	2010

Not past due

Accounts receivables	$4,910,448	$167,414	$6,428,131	$167,414

Trade receivable from a related party – Not past due	92,398	–	46,108	–
Past due 0-30 days	–	–	–
				–
Past due 31-120 days	–	–	–	–
More than one year	–	–	–	–
	$5,002,846	$167,414	$6,474,239	$167,414

During the current year a diamond sale price adjustment of $Nil (February 28, 2010 - $1,515,098) was made against diamond revenue recognized. This diamond sale price adjustment relates to the retainer debtor balance with respect to an agreement between the Company and a client purchasing large diamonds. The diamond sale price adjustment was attributable to the decline in diamond prices subsequent to the original sale.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company raised $8.0 million in a private placement and rights offering in the first quarter of fiscal 2011. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the operational requirements for the foreseeable future. Capital expansion projects will be funded by means of a private placement. (Refer to note 1). The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programmes, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. The Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible that the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The following are the contractual maturities of financial liabilities at carrying values (excluding interest payments):

February 28, 2011	Carrying	Contractual	2012	2013	2014
	amount	cash flow
Non-derivative financial liabilities
Accounts payable and accrued liabilities	$6,373,382	$6,373,382	$6,373,382	$–	$–
Due to related parties	496,636	496,636	72,064	424,572	–
Bank indebtedness	1,787,479	1,787,479	1,787,479	–	–
Capital lease obligations	142,630	142,630	142,630	–	–

February 28, 2010	Carrying	Contractual	2011	2012	2013
	amount	cash flow
Non-derivative financial liabilities
Accounts payable and accrued liabilities	$6,458,751	$6,458,751	$6,458,751	$–	$–
Due to related parties	1,055,889	1,055,889	641,323	414,566	–
Bank indebtedness	698,015	698,015	698,015	–	–
Capital lease obligations	3,336,521	3,336,521	3,196,189	140,332	–

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in ZAR. In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

The exposure of the Company’s financial assets to currency risk is as follows:

Currency	February 28, 2011	February 28, 2010
South African Rand
Cash and cash equivalents	$1,976,678	$1,376,073
Restricted cash	–	4,946
Accounts receivable	4,743,034	6,260,717
Trade receivable from related party	92,398	46,108
Reclamation deposits	2,759,611	2,898,067
United States Dollar
Cash and cash equivalents	9,231	10,632
Total Financial Assets	$9,580,952	$10,596,543

The exposure of the Company’s financial liabilities to currency risk is as follows:

Currency	February 28, 2011	February 28, 2010
South African Rand
Bank indebtedness	$1,787,479	$698,015
Accounts payable and accrued liabilities	6,123,849	5,811,039
Due to related parties	496,636	1,055,889
Capital lease obligations	142,630	3,336,521
Total Financial Liabilities	$8,550,594	$10,901,464

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The following exchange rates applied during the fiscal years ended February 28, 2011 and 2010:

	Annual Average rate		Year end spot rate
	February 28,	February 28,	February 28,	February 28,
	2011	2010	2011	2010
CAD vs ZAR	0.1411	0.1386	0.1400	0.1367

Sensitivity analysis:

A 10 percent increase/decrease of the Canadian dollar against the ZAR at February 28, 2011 would have a net gain/loss effect of $226,349 (February 28, 2010 – $ 391,238). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions as detailed in note 9. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Sensitivity analysis:

A 10 percent increase/decrease of the prime rate for the year ended February 28, 2011 would have a net loss/gain effect of $7,241 (February 28, 2010 – $154,580). This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

6.	INVENTORIES

	As at	As at
	February 28, 2011	February 28, 2010
Rough diamond inventories	$824,512	$1,283,604
Mine supplies	1,803,578	1,692,454
Total inventories	$2,628,090	$2,976,058

As at February 28, 2011, rough diamond inventories were valued at net realizable value and mine supplies at cost less accumulative impairment charges. Mine supplies were written down by $190,700 (2010 – $ 588,927) to $1,803,578 (2010 – $1,692,454) during the year.

The net realizable value of diamond inventories are estimated at the average price per carat achieved for the most recent diamond tender taking into account the variable factors of clarity, carat, shape and color. As at February 28, 2011, rough diamond inventories were written down by $708,334 (2010 -$791,611) from cost to net realizable value.

7.	PROPERTY, PLANT AND EQUIPMENT

	As at February 28, 2011

		Accumulated
		amortization and
	Cost	impairments	Carrying value
Land and buildings	$7,502,768	$1,149,217	$6,353,551
Construction in progress (a)	6,282,698	–	6,282,698
Processing plant and equipment	84,028,081	35,211,834	48,081,237
Processing plant and equipment under capital lease obligatio	1,017,514	621,416	1,131,108
Office equipment	1,006,922	615,659	391,263
Vehicles and light equipment	1,594,663	1,006,082	588,581
	$101,432,646	$38,604,208	$62,828,438

(a)

Construction in progress includes $6,149,422 relating to the construction of the plant at Etruscan’s Blue Gum diamond operations in the Ventersdorp region. Refer to note 20 (a) for additional information regarding the status of this acquisition.

	As at February 28, 2010

		Accumulated
	Cost	amortization and
		impairments	Carrying value
Land and buildings	$7,226,428	$598,462	$6,627,966
Processing plant and equipment	66,230,352	25,074,689	41,155,663
Processing plant and equipment under capital lease obligation	13,553,529	3,782,247	9,771,282
Office equipment	946,759	492,287	454,472
Vehicles and light equipment	1,675,705	894,352	781,353
	$89,632,773	$30,842,037	$58,790,736

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

Components of property, plant and equipment are amortized over their estimated useful life. The amortization charge for the year was $7,509,446 (2010 – $7,018,998 and 2009 – $8,903,261).

The Company’s bankers have registered two notarial general covering bonds of ZAR10.0 million each ($1,366,998) over all moveable assets on the property of the farm Holpan, Barkley West, Northern Cape. In 2009 one notarial general covering bond of ZAR10.0 million ($1,366,998) was registered over moveable assets.

As at February 28, 2011, the Company completed an impairment analysis which considered the indicators of impairment in accordance with Section 3063, “Impairment of Long-lived Assets”. The Company prepared cash flow forecasts for the mine and development projects using price assumptions reflecting prevailing diamond prices and analysts’ consensus forecasts, current life-of-mine plans and forecast operating cost profiles. The analysis was based on the life of the individual mining properties, using long-term price assumptions of US$2,000 for Saxendrift and US$1,000 for Klipdam and Holpan mines respectively as well as a foreign exchange of US$1 to ZAR 7.0 in the next twelve months. Sales are assumed to remain constant over the year, even though the Bank of Montreal scale indicates increasing demand and prices. Production volumes were set at 85% of operation production capacity with increased efficiencies on diesel in a revised production method. Other assumptions used in determining whether impairment existed include: (a) Inflation rate of 5%, (b) Prime lending rate of 9%, (c) Standard finance lease periods of 36 months; (d) 8% increase in salaries and wages; (e) Royalty payments average of 1.7%; and (f) Electricity increases of 25%. The undiscounted estimated future cash flows associated with these assets were higher than the carrying values.

The Company identified damaged items of property, plant and equipment which were impaired by $164,059 to its fair value. In fiscal 2010 items of property, plant and equipment, still in use at year end, were impaired by $23,862 (2009 – $2,590,958).

Prior to year end the Company entered into an agreement to dispose of land and buildings at a price lower than its carrying values. As a result these items of property, plant and equipment were adjusted to its fair value resulting in an impairment of $120,637.

Construction in progress includes projects at the Wouterspan mine (Phase I engineering, scoping, technical data pack and drawings) and the Tirisano mine establishment project at Ventersdorp, which represents the planning, erection, re – configuring and commissioning of the processing and recovery plant and mine infrastructure and establishment costs to date. The Wouterspan design phase and the construction of phase I of the Wouterspan project are to be completed within the 2012 fiscal year.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

8.	MINERAL PROPERTY INTERESTS

	As at	As at
	February 28, 2011	February 28, 2010

H.C. Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd

Balance, beginning of year	$22,128,231	$22,373,983
Acquisition	845,773	–
Future income taxation	328,912
Foreign exchange adjustments	315,219	2,042,252
Depletion of mineral properties during the year	(2,302,318)	(1,630,370)
Write down of mineral property	–	(657,634)
H.C. Van Wyk Diamonds Ltd and Klipdam Mining Company Ltd, end of year	21,315,817	22,128,231

Saxendrift Mine (Pty) Ltd

Balance, beginning of year	8,722,767	6,520,494
Acquisition costs	–	1,703,195
Foreign exchange adjustments	121,993	733,083
Future income tax liability	–	662,354
Depletion of mineral properties during the year	(595,273)	(896,359)
Saxendrift Mine (Pty) Ltd, end of year	8,249,487	8,722,767

Balance, end of year	$29,565,304	$30,850,998

Mineral resources are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future diamond prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources which, in turn, could have a material effect on the carrying value of mineral properties.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties at acquisition dates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

(a)	Acquisition of Saxendrift Mine (Pty) Ltd

On March 6, 2007, the Company and Trans Hex Group Limited (“Trans Hex”) entered into a conditional agreement whereby the Company’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd (“Rockwell RSA”), would acquire two open pit alluvial diamond mines and three alluvial diamond exploration projects from Trans Hex (“the Transaction”). Trans Hex, through its wholly-owned subsidiary, Trans Hex Operations (Pty) Ltd. (“THO”), was the owner of two open pit alluvial diamond mines, namely Saxendrift and Niewejaarskraal, and three alluvial diamond exploration projects, namely Kwartelspan, Zwemkuil-Mooidraai and Remhoogte-Holsloot, which are located along the southern bank of the Middle Orange River between Douglas and Prieska in the Northern Cape Province of South Africa (“Northern Cape”) and which are collectively referred to as the Middle Orange River Operations and Projects (or “MORO”). The MORO includes:

  the rights to prospect, explore and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area of the Northern Cape;

  a series of large remnant alluvial diamond terraces;

  the plant, machinery, equipment and other movable assets owned and/or used by THO;

  certain employees of THO; and

  a rehabilitation liability which will be taken over by the Company.

On April 11, 2008 the Company completed the MORO acquisition. Registration and transfer of Saxendrift Mine (Pty) Ltd and the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects were obtained. In March 2009, the Niewejaarskraal mining rights were acquired.

On April 11, 2009 all the conditions precedent were met and the Company paid ZAR17.9 million ($2.4 million) in cash to Trans Hex for the remaining Niewejaarskraal mining rights of which ZAR12.4 million ($1.7 million) was capitalized. This action completed the Saxendrift/Remhoogte- Holsloot transaction negotiated during April 2008. The Company has no further commitments in relation to more acquisitions.

The results of the operations of Saxendrift Mine (Pty) Ltd have been included in the consolidated financial statements since the date of acquisition.

Effective July 1, 2008, a Black Economic Empowerment (“BEE”) group, Liberty Lane Investments (Pty) Ltd (“Liberty Lane”) acquired a shareholding of 26% by subscribing for shares in Saxendrift Mine (Pty) Ltd. The acquisition by Liberty Lane was financed via loans provided by Rockwell RSA to Liberty Lane. The Company has determined that its 74% interest in Saxendrift Mine (Pty) Ltd qualifies as a variable interest entity (“VIE”) due to certain voting arrangements required under the Saxendrift Mine (Pty) Ltd shareholders agreement. The Company has also determined that the Company is the primary beneficiary of the VIE as it is most closely related to the activities and has primary exposure to the expected losses of the VIE. Consequently, the Company has consolidated 100% of the results of operations of Saxendrift Mine (Pty) Ltd since the date of acquisition. Upon full repayment of the outstanding loans by Liberty Lane, the Company will increase the non-controlling interest to 26% and consolidate 74% of Saxendrift Mine (Pty) Ltd’s results of operations. As at February 28, 2011, the status in relation to this transaction and the accounting treatment remain unchanged.

(b)	Acquisition of Durnpike Investments (Pty) Limited

On January 31, 2007, the Company completed the acquisition of Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company (“Acquisition”). Durnpike held interest in the Holpan, Klipdam and Wouterspan properties in South Africa.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

On March 1, 2008, the Company ratified an exchange agreement and increased its ownership of H.C. Van Wyk Diamonds Ltd (“HCVW”) and Klipdam Mining Company Limited (“Klipdam”) by 34%, resulting in an 85% interest, by issuing 14,285,715 common shares of the Company pursuant to the Definitive Agreement and thereby reducing the non-controlling interest to 15%. On June 1, 2008, the BEE group, African Vanguard Resources (Pty) Ltd increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in HCVW and Klipdam, thereby reducing the Company’s interest to 74%. This additional 11% is at a subscription price of ZAR17.5 million and is funded by Rockwell Resources RSA (Pty) Ltd. Consequently, the Company has effectively consolidated 85% of the results of operations of HCVW and Klipdam until the outstanding loans by the BEE group are fully repaid, at which time the Company will increase the non-controlling interest to 26% and effectively consolidate 74% HCVW and Klipdam’s results of operations. As at February 28, 2011, the status in relation this transaction and the accounting treatment remain unchanged.

(c)	Kwango River Project – Democratic Republic of Congo

The Company had planned to incur US$7.0 million on a feasibility study on the Kwango River Project with Midamines SPRL (“Midamines”), the holder of an exploration permit in the Democratic Repulic of Congo.

During the first quarter of 2008, pursuant to an amending agreement to the Midamines Agreement, the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331). As part of such amending agreement, Midamines waived its right to payment of the abovementioned US$1,200,000 royalty payment on December 31, 2007. Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike cancelled the Midamines Agreement and wrote down the associated mineral properties (2010 – $657,634, 2009 – $203,339) as well as claimed damages.

Midamine has subsequently disputed Durnpike’s entitlement to cancel the Midamines Agreement and has demanded payment of US$1,200,000 as well as other amounts which have not yet been determined. Refer to note 19.

(d)	Acquisition of Erf 2004 Windsorton

On November 1, 2010, HCVW exercised an option in terms of an agreement with Batla Resources (Pty) Ltd, the holder of a prospecting and mineral right and MJA Boerdery CC, the surface owner whereby HCVW would acquire the prospect and mining rights to Erf 2004 Windsorton (a portion of Erf 2003) for ZAR 6.0 million ($0.8 million) of which ZAR 2.0 million ($0.3 million) was paid immediately and the balance to be paid in ten equal monthly installments monthly thereafter. Erf 2004 is adjacent to Klipdam mine and will be explored and bulk sampled during fiscal 2012.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

9.	CAPITAL LEASE OBLIGATIONS

Included in property, plant and equipment are mining equipment that the Company acquired pursuant to three year capital lease agreements.

The Company’s capital lease obligations are with the following financial institutions:

	As at	As at
	February 28, 2011	February 28, 2010
Wesbank	$–	$48,792
Komatfin	142,630	3,287,729
	$142,630	$3,336,521

Capital lease obligations as detailed above are secured over plant and equipment and are repayable, on average, in 36 monthly installments with the final payment being on June 30, 2011. Interest is charged at rates of between 1.25% to 2.00% less than the prevailing prime rate, which is currently 9.00%, per annum. There are no significant restrictions imposed on the lessee as a result of the lease agreements.

Future minimum lease payments are as follows:

	As at	As at
	February, 2011	February 28, 2010

2011	$–	$3,301,394
2012	143,997	141,544
Total minimum lease payments	143,997	3,442,938
Less: interest portion	(1,367)	(106,417)
Present value of capital lease obligations	142,630	3,336,521
Current portion	142,630	3,196,189
Non-current portion	$–	$140,332

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

10.	RECLAMATION OBLIGATION

The continuity of the provision for reclamation costs related to the Holpan, Wouterspan, Klipdam and Saxendrift mines, are as follows:

	As at	As at
	February 28, 2011	February 28, 2010

Holpan, Wouterspan and Klipdam Mines

Balance, beginning of year	$2,918,102	$2,690,335
Changes during the year:
Net reclamation obligation (utilized) recognized	(426,066)	8,654
Foreign exchange on reclamation	73,341	219,113
Balance, end of year	$2,565,377	$2,918,102

Saxendrift Mine

Balance, beginning of year	$804,882	$1,112,320
Changes during the year:
Net reclamation obligation (utilized) recognized	427,875	(403,063)
Foreign exchange on reclamation	16,504	95,625
Balance, end of year	$1,249,261	$804,882

Total reclamation obligation, end of year	$3,814,638	$3,722,984

The liability is based on the disturbance of the natural physical environment due to the alluvial mining methods that the Company engages in. The volume of disturbance is quantified on a monthly basis by a professional surveyor through physical observation and technical quantification in cubic meters and is therefore not discounted.

The Company does not make use of a mining contractor and applies an internal costing rate per cubic meter which is based on applying its own resources and equipment in doing such rehabilitation. This costing rate represents the operating cost, including fuel, applying specific mining fleet units to the rehabilitation process and labour usage.

The physical disturbance in the cubic meters multiplied by the costing rate represents the rehabilitation liability at any one stage.

As required by regulatory authorities, at February 28, 2011, the Company had cash reclamation deposits totaling $2,759,611 (February 28, 2010 – $2,898,067) comprised of $1,686,913 (2010 – $1,238,104) for the Holpan, Wouterspan and Klipdam mine and $1,072,698 (2010 – $1,659,963) for the Saxendrift mine. These deposits are invested in interest bearing money market linked investments at rates ranging from 9.5% to 11.0% per annum. These investments have been ceded as security in favour of the guarantees the bank issued on behalf of the Company. Refer to note 18.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

11.	OTHER ASSETS AND DEPOSITS

	As at	As at
	February 28, 2011	February 28, 2010

Refundable security deposits	$75,079	$152,259
Investments(a)	1,199,182	574,086
Deposits on future assets(b)	–	101,526
Loans receivable(c)	768,030	–
Total other assets and deposits	$2,042,291	$827,871

(a) The Company invests in investment policies with endowment benefits on maturity of the policies. Premiums are invested on an initial lump sum and/or monthly annuity premium basis with the insurers and invested in specific investment plans. Policy investment value at any one time represents the value of premiums and growth after deduction of administration and investment fees. Withdrawals could be made against the policies before endowment against the deduction of penalties, which is lower than the investment value. To surrender the policy prior to maturity date will similarly attract penalties at a lower rate, and represents the value accessible at any one stage. Fair value at any one stage represents the surrender value of the investments. The fair value of the policies at February 28, 2011 amounted to $3,958,793 (February 28, 2010 - $3,472,153) of which $2,759,611 (February 28, 2010 - $2,898,067) has been disclosed as reclamation deposits (Refer note 10).

(b) This deposit relates to deposits on motor vehicles only delivered in the 2011 fiscal year.

(c) Loans receivable represents amounts paid to Etruscan Diamonds Limited (Refer note 20)

12.	INVESTMENT IN ASSOCIATE

	As at	As at
	February 28, 2011	February 28, 2010

Investment in associate at cost	$95,690	$–
Share of profit for the year	34,396	–
Foreign exchange adjustments	(426)	–
Balance at end of year	$129,660	$–

On April 21, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa for ZAR700,000 ($95,690) cash. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

The Company has significant influence over the Flawless operations. It accounts for the investment using the equity method and includes a pro-rata share of the Flawless net income (loss) for the year.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

Summarised financial information of associate	As at
February 28,
2011
Financial Position
Total Assets	$9,690,007
Total Liabilities	8,969,428
Net Assets	703,579

Nine months ended
February 28,
2011
Financial Performance
Total Revenue	$60,383,011
Total net earnings (loss) for the year	206,374
Capital commitments and contingent liabilities of associate	Nil

13.	SHARE CAPITAL

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares without par value, of which no preferred shares have been issued.

(b) Stock–based compensation

The Company has a stock–based compensation plan approved by the shareholders that allows the Company to grant options for up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, to its directors, employees, officers, and consultants. The exercise price of each stock option is set by the board of directors at the time of the grant and cannot be less than the market price (less permissible discounts) on the Toronto Stock Exchange. Stock options have a maximum term of five years and typically terminate 30 days following the termination of the optionee’s employment, except in the case of retirement or death.

From time to time, the Company may grant stock options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to fair value stock options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The continuity of stock–based compensation for the year ended February 28, 2011 is as follows:

	Exercise	Feb 28,	Granted/		Expired/	Feb 28,
Expiry date	price	2010	Issued	Exercised	cancelled	2011
September 24, 2012	$0.62	5,896,500	–	–	(5,000)	5,891,500
November 14, 2012	$0.63	1,101,500	–	–	(15,000)	1,086,500
June 20, 2011	$0.45	950,000	–	–	–	950,000
December 7, 2014	$0.06	14,270,890	–	–	(588,300)	13,682,590
January 18, 2015	$0.07	600,000	–	–	–	600,000
October 8,2015	$0.065	–	15,042,000	–	–	15,042,000
		22,818,890	15,042,000	–	(608,300)	37,252,590

Weighted average exercise price		$0.25	$0.065	$–	$0.08	$0.18
Weighted average fair value of stock options granted during the year						$0.056

As at February 28, 2011, 17,774,072 of the stock options outstanding with a weighted average exercise price of $0.06 per share have vested with grantees.

The continuity of stock–based compensation for the year ended February 28, 2010 is as follows:

	Exercise	Feb 28,	Granted/		Expired/	Feb 28,
Expiry date	price	2009	issued	Exercised	cancelled	2010
September 24, 2012	$0.62	5,901,334	–	(1,500)	(3,334)	5,896,500
November 14, 2012	$0.63	1,104,834	–	–	(3,334)	1,101,500
June 20, 2011	$0.45	950,000	–	–	–	950,000
December 7, 2014	$0.06	–	14,330,890	–	(60,000)	14,270,890
January 18, 2015	$0.07	–	600,000	–	–	600,000
		7,956,168	14,930,890	(1,500)	(66,668)	22,818,890

Weighted average exercise price		$0.60	$0.06	$0.62	$0.12	$0.25
Weighted average fair value of stock options granted during the year						$0.054

As at February 28, 2010, 12,620,980 of the stock options outstanding with a weighted average exercise price of $0.39 per share have vested with grantees.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The continuity of stock–based compensation for the year ended February 28, 2009 is as follows:

	Exercise	Feb 29,			Expired/	Feb 28,
Expiry date	price	2008	Granted/	Exercised	cancelled	2009
			issued
March 28, 2008	$0.50	150,000	–	–	(150,000)	–
July 10, 2010	$0.68	300,000	–	–	(300,000)	_
September 24, 2012	$0.62	5,903,000	–	–	(1,666)	5,901,334
November 14, 2012	$0.63	1,109,000	–	–	(4,166)	1,104,834

June 20, 2011	$0.45	–	1,150,000	–	(200,000)	950,000
		7,462,000	1,150,000	–	(655,832)	7,956,168

Weighted average exercise price		$0.62	$0.45	$–	$0.57	$0.60
Weighted average fair value of stock options granted during the year						$0.334

As at February 28, 2009, 4,987,445 of the stock options outstanding with a weighted average exercise price of $0.60 per share have vested with grantees.

Using a Black-Scholes option pricing model with the assumptions noted below, the fair values of stock options vested have been reflected in the statement of operations as follows:

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 28,
	2011	2010	2009
Exploration and engineering	$270,674	$74,008	$629,347
Operations and administration	614,212	261,350	1,205,075
Total stock-based compensation cost expensed to operations, with the offset credited to contributed surplus	$884,886	$335,358	$1,834,422

The weighted-average assumptions used to estimate the fair value of options granted are as follows:

	Year ended February 28
	2011	2010	2009
Risk free interest rate	1.9%	2.5%	4.0%
Expected life	5.0 years	4.8 years	3 years
Expected volatility	128.6%	140.2%	122%
Expected dividends	nil	nil	nil

(c) Shares issued, March 2008

On March 1, 2008, the Company issued 14,285,715 common shares at a price of $0.55 per share for a total of $7,857,142 (net of issue cost) to increase its ownership of HCVW and Klipdam by 34%, resulting in a total interest holding of 85%, and thereby reducing the non-controlling interest of HCVW and Klipdam to 15%. Refer to note 8(b).

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

(d) Private placements between December 2009 to February 2010

During February 2010, the Company completed private placements of 132,800,000 common shares at $0.065 per share for a total of $8,632,000. The company paid a cash fee of $587,229 finder’s fees relating to the private placements.

(e) Rights offering

On March 19, 2010 the Company completed a rights offering whereby each registered holder of the Company's common shares, on the record date, received one right for each common share held. The rights offering was 100% subscribed and applications for additional shares were received but could not be fulfilled because they exceeded the maximum subscription quantity on offer. Pursuant to the rights offering, Rockwell issued 92,710,767 common shares at a subscription price of $0.05 per common share yielding gross proceeds of approximately $4,583,644 (ZAR33.2 million).

(f) Private placement

In March 2010, the Company completed a private placement of 54,631,402 common shares at a price of $0.065 per share for total proceeds of $3,406,824 (net of issue cost). The Company paid a cash fee of $0.1 million finder’s fees relating to the private placement.

Proceeds from the financing activities were used to repay short term debt, finance lease obligations, fund diamond operations and to fund capital developments.

14.	LOSS PER SHARE

	Year ended	Year ended	Year ended
	February 28,	February 28,	February 28,
Number of common shares	2011	2010	2009
Basic weighted average shares outstanding:	518,185,238	267,164,309	237,924,152
Weighted average shares dilution adjustments:
Dilutive stock options(a)	–	–	–
Common share purchase warrants(a)	–	–	–
Diluted weighted average shares outstanding	518,185,238	267,164,309	237,924,152

(a) These adjustments were excluded, as they were anti-dilutive. Diluted loss per share has not been presented separately on the Statements of Operations and Comprehensive Loss as the effect of outstanding options and warrants would be anti-dilutive.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

15.	RELATED PARTY BALANCES AND TRANSACTIONS

	As at	As at
Balances payable	February 28,	February 28,
	2011	2010
Banzi Trade 26 (Pty) Ltd (e)	$34,385	$603
Hunter Dickinson Services Inc. (a)	34,113	627,435
Flawless Diamonds Trading House (d)	3,566	–
Seven Bridges Trading (c)	–	13,285
Current balances payable	$72,064	$641,323

Liberty Lane (g)	424,572	414,566

Long–term balances payable	$424,572	$414,566

Balances receivable

Banzi Trade 26 (Pty) Ltd (e)	92,398	46,108
Current balances receivable	$92,398	$46,108

	Year ended	Year ended	Year ended
Transactions	February 28,	February 28,	February 28,
	2011	2010	2009

Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$467,151	$961,042	$1,280,316
CEC Engineering (b)	23,331	17,818	26,904
Seven Bridges Trading (c)	134,483	139,789	–
Cashmere Trading (h)	–	–	18,808
Banzi Trade 26 (Pty) Ltd (e)	165,077	17,688	29,768
Jakes Tyres (f)	–	–	440,283
Diacor CC (i)	–	–	39,510
Flawless Diamonds Trading House (d)	420,006	316,081	346,768

Sales rendered to:
Banzi Trade 26 (Pty) Ltd (e)	$879	$1,989	$884

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

All related party transactions are arms length transaction in the normal course of business.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated November 21, 2008.

(b)	CEC Engineering Ltd is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(c)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(d)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless Diamonds Trading House”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J.W. and D.M. Bristow and Van Wyk, are shareholders. During fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited (refer note 12). Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(e)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”). Banzi provides the Company with building materials at market rates.

(f)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(g)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

(h)

Cashmere Trade 19 (Pty) Ltd (Cashmere Trade) is a private company owned by Hennie Van Wyk, a former officer of the Company, which provides helicopter services for the movement of products on an ad-hoc basis at competitive market rates thereby providing benefits to the Company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(i)	Diacor CC is a private company of which H C van Wyk, a former director and officer of the Company, is a director from which the Company has purchased consumable materials at market rates.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

16.	INCOME TAXES

Income tax expense (recovery) differs from the amount which would result from applying the statutory income tax rates in 2011 of 28.18% (2010 – 29.76%, 2009 – 30.75%) for the following reasons:

	Year ended	Year ended	Nine months
	February 28	February 28	ended February
			28
	2011	2010	2009

Loss before income taxes and non-controlling interest	$(3,194,033)	$(11,282,350)	$(16,864,986)

Expected income tax recovery	$(900,000)	$(3,357,000)	$(5,186,000)
Difference in foreign tax rates	13,000	156,000	(253,000)
Permanent differences	369,000	912,000	1,232,000
Change in tax rate	47,000	(195,946)	671,000
Change in valuation allowance	1,932,000	(185,000)	(390,000)
Other non-deductible items	560,000	6,000	586,000

Net income tax recovery (expense)	$2,021,000	$(2,626,054)	$(3,340,000)

As at February 28, 2011 and 2010, the estimated tax effect of the significant components within the Company’s future tax assets and liabilities are as follows:

	As at	As at
	February 28	February 28
	2011	2010

Future income tax asset (liability)
Resource allowances	$1,173,000	$1,173,000
Loss carry forwards	7,595,000	7,332,000
Other	1,454,000	2,057,000
Total	10,222,000	10,562,000
Less: valuation allowance	(8,312,000)	(6,380,000)
	1,910,000	4,182,000
Mineral properties	(8,278,000)	(8,638,000)
Equipment	(7,750,000)	(7,089,000)
Net future tax liability	$(14,118,000)	$(11,545,000)

At February 28, 2011, the Company had available for deduction against future taxable income non-capital losses in Canada of approximately $21,112,000 (2010 – $18,380,000). These losses, if not utilized, will expire in various years ranging from 2014 to 2031. Subject to certain restrictions, the Company also had Canadian resource expenditures of approximately $4,691,000 (2010 – $4,691,000), which are available to reduce taxable income in future years.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

The Company has losses in South Africa of $8,223,000 (2010 - $9,773,000) which are available for deduction against future taxable income.

The valuation allowance is a full valuation allowance against the net Future Income Tax Allowance (“FITA”) under Canadian Tax Law. The FITA in primarily arises from the resource pools carried forward and the losses carried forward.

The rationale for placing a full valuation allowance against these FITAs is as follows:

- The Company has cumulative losses in recent years;
- The Company has a history of tax losses expiring unused; and
- The Company’s resource pools are not likely to be utilized as the Company would only be able to use its resource pools to offset income from the mine from which the expenses were incurred.

17.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company's operations are within the mineral exploration and diamond mining sector. The Company's resource properties are currently located only in the Northern Cape region of the Republic of South Africa.

For the year ended
February 28, 2011	Canada	Chile	South Africa	Total
External revenue	$–	$–	$42,507,747	$42,507,747
Loss for the year	(2,251,967)	–	(2,874,969)	(5,126,936)
Total assets	2,552,926	–	107,630,788	110,183,714
Mineral property interests	–	–	29,565,304	29,565,304
Property, plant and equipment	–	–	62,828,438	62,828,438

For the year ended
February 28, 2010	Canada	Chile	South Africa	Total
External revenue	$–	$–	$29,776,933	$29,776,933
Loss for the year	(2,767,485)	–	(4,270,208)	(7,037,693)
Total assets	1,232,734	–	104,010,652	105,243,386
Mineral property interests	–	–	30,850,998	30,850,998
Property, plant and equipment	–	–	58,790,736	58,790,736

For the year ended
February 28, 2009	Canada	Chile	South Africa	Total
External revenue	$–	$–	$34,330,078	$34,330,078
Loss for the year	(5,590,213)	(135,528)	(7,250,221)	(12,975,962)
Total assets	575,275	–	105,787,141	106,362,416
Mineral property interests	–	–	28,894,477	28,894,477
Property, plant and equipment	–	–	59,569,186	59,569,186

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

18.	BANK INDEBTEDNESS AND RESTRICTED CASH

Consistent with the prior financial year, the Company has an overdraft facility in the amount of ZAR28.0 million ($3.9 million) available for its operations (current balance of $1,787,479). This facility has an interest cost of prime (currently 9% per annum) plus 0.6%. The security for the ZAR28.0 million consists of 2 notorial bonds of ZAR10.0 million ($1.4 million) each over loose assets and property of the farm Holpan.

At February 28, 2011 HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd and Saxendrift Mine (Pty) Ltd held guarantees with the bank towards Eskom (Electricity Provider) of ZAR4,856,100 ($679,850) and the Department of Minerals and Energy (DME) of ZAR21,367,228 ($2,759,611) towards rehabilitation expenses.

At February 28, 2010 HC van Wyk Diamonds Ltd, Klipdam Mining Company Ltd and Saxendrift Mine (Pty) Ltd held guarantees with the bank towards Eskom (Electricity Provider) of ZAR1,419,660 ($194,059) and the Department of Minerals and Energy (DME) of ZAR21,200,228 ($2,898,067) towards rehabilitation expenses.

Restricted cash of $Nil (2010 - $4,946) relates to monies held in trust by the group’s lawyers.

19.	CONTINGENCIES

Kwango River Project, Democratic Republic of Congo

Rockwell’s subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River project that was constituted by an agreement (‘’Midamines Agreement’’) which was concluded between Durnpike and Midamines SPRL (‘’Midamines’’), the holder of the permit for the Kwango River Project, during 2006, in terms of which Durnpike was to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook certain obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum, as escalated in accordance with the Midamines Agreement (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement (contained in the Fifth Addendum thereto), Durnpike paid consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the above mentioned US$1.2 million royalty payment due on December 31, 2007.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement coupled with its failure to remedy such instances of breach not withstanding notice to do so, Durnpike and/or Rockwell cancelled the Midamines Agreement and/or the Fifth Addendum thereto. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment by Rockwell and Durnpike of compensation in the amount of US$41.8 million (while reserving the right to increase the claim to US$68.073 million if the DRC authorities cancel Midamines’ permit for the Kwango Project) plus interest. Durnpike and/or Rockwell have defended the claim and have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased to undertake exploration and feasibility work, C$1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.3 million) as an initial estimate of possible lost earnings.

ROCKWELL DIAMONDS INC.
Notes to the Consolidated Financial Statements
For the years ended February 28, 2011, 2010 and 2009.
(Expressed in Canadian Dollar unless otherwise stated)

Comprehensive documentation has been filed by the parties and arbitration proceedings are pending in Belgium.

20.	SUBSEQUENT EVENTS

(a) Etruscan Diamonds Limited

On September 9, 2010 Rockwell Resources RSA (Pty) Ltd has signed a sale of shares and claims agreement with Etruscan Diamonds Bermuda Limited, Etruscan Diamonds Limited and Etruscan Resources Inc. whereby the Company proposes to purchase Etruscan’s Blue Gum diamond operation in the Ventersdorp region of South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s BEE regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.7 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition.

The Company is still awaiting transfer of the mineral right, which is a suspensive condition, to proceed with the transaction. No recognition has been given to this future transaction in these consolidated financial statements.

(b) Holpan/ Klipdam operations

The Holpan operation was faced with significant challenges resulting from heavy and unseasonal rainfall during the fourth quarter. As a result, the deposit was saturated and the plant’s ability to produce at its full designed capacity was negatively affected. This, in turn, led to higher unit costs due to lower efficiencies and rendered the mine to be unprofitable in the fourth quarter. In order to address these issues and return the mine to profitability in fiscal 2012, Rockwell entered into negotiations during fiscal 2011 with the recognised trade union to implement full calendar operations (continuous operations); however, the Company was unable to reach an agreement. Management is in the process of restructuring the Holpan and Klipdam operations, which are adjacent to each other. In its first step to rationalise the two operations, notice was given to the Union on April 5, 2011, that Management is placing the Holpan operation on care and maintenance.

A process has commenced to consolidate the operations of Holpan and Klipdam, which will result in a mine with a combined life of four years. The target date for completion of the revised mine plan is the end of June 2011.